Mail Stop 4561

								August 17, 2007


B. Lynn Walsh
Executive Vice President & General Counsel
Internet Brands, Inc.
909 North Sepulveda Blvd., 11th Floor
El Segundo, CA 90245

Re:	Internet Brands, Inc.
      Registration Statement on Form S-1
      Filed July 20, 2007
      File No. 333-144750

Dear Ms. Walsh:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General Comments
1. The basis for your comparative factual assertions and for your management`s beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us.  Please revise your
disclosure throughout the document to address our concerns, or advise
us as necessary.  In providing support, clearly mark the location of
the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:
* "[i]n June 2007, we purchased Jelsoft Enterprises Limited (Jelsoft), the developer of vBulletin, making us the largest licensor of proprietary community bulletin board software." (page 1)
* "our platform facilitates rapid audience growth by delivering better user interfaces, faster website operating speeds, more appealing tools, and stronger online advertising capabilities." (page
2)
* "We expect that the businesses we acquired during the fourth quarter of 2006 and the first quarter of 2007 will favorably impact revenues in future quarters." (page 49)
2. We note your use of the term "leading" throughout the prospectus.
For instance, on page 1, 63 and 37 you note that your "network includes a leading automotive e-commerce website (CarsDirect.com), a leading network of online automotive enthusiast communities, leading websites in the travel and leisure category (Wikitravel.org and FlyerTalk.com), and leading home and home improvement websites (ApartmentRatings.com and DoItYourself.com)." Please revise to clarify the measure you are using to determine your leadership position. Provide us with current industry data that supports these assertions and clearly mark the location of the information you believe is supportive of the statement referenced.
3. Please clearly explain your business with the goals of plain English in mind. The use of industry jargon and technical terms may not be clear to someone who is not familiar with your business or your industry. We note the following examples:
* horizontal portals
* modular in design
* scalable solutions
Please revise your prospectus to eliminate or substantially limit your use of industry jargon and technical terms. Instead, describe your business in clear, plain language.
4. Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to comScore, Forrester Research, IDC, J.D. Power and Associates, JupiterResearch and PhoCusWright. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts` consent as exhibits to the registration statement.
Prospectus Summary
5. Please include a brief description of your dual-class structure and the post-IPO Class B voting control.
6. You state that you "operate a rapidly growing network of more than
40 principal websites." Please revise to disclose the exact number of websites that you currently own.

Risks Related to Our Business, page 3
7. In order to balance the discussion of your strengths in the summary section, please add a brief description of the most significant risk factors.

Risk Factors, page 9
8. Please consider adding a risk factor addressing the risk of identity theft. This discussion should include whether you have experienced any compromises or breaches of your security systems. If you have experienced such compromises or breaches, discuss why they occurred and how often they have occurred.
9. Please add a risk factor addressing the potential dilutive effects that the conversion of your Class B common stock, exercise of your outstanding options, and exercise of your outstanding warrants could have on the price of your stock and ownership interest in you.

Our revenues decreased quarter-over-quarter for the three-month period ended March 31, 2007 compared to the three months ended March
31, 2006 and may continue to decline, page 9
10. Please revise this risk factor to note that on a quarter over quarter basis your revenue has decreased in three out of the last four quarters.
We are dependent on three vertical website categories for most of our revenues, page 9
11. Please revise to note the percentage of your revenues generated by each category and in the aggregate.
Problems in the functioning of our websites may harm our operations, page 13
12. Please advise us whether you have experienced a system failure.
If so, please revise your risk factor describe the failure and the impact on your business.

The increased security risk of online advertising and e-commerce..., page 20
13. Please advise us as to whether you have experienced any compromises or breaches of your security systems. If you have experienced such compromises or breaches, revise your disclosure to note why they occurred and how often they have occurred.

The price of our Class A common stock may be volatile, page 25
14. We note that most of the factors you list that may influence the market price of your shares appear to be generic to all public companies. For instance, you list regulatory developments and major catastrophic events as factors that may influence the market price of your shares. Please revise to ensure that each factor describes the specific risks to your company.
Use of Proceeds, page 32
15. Your disclosure suggests that you do not have any current "specific plans for the use of a significant portion of the net proceeds." Please disclose your plans for the remaining portion. In addition, please revise to discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.
16. We note that you may use a portion of the net proceeds to acquire products, technologies, or businesses. Please advise us of the status of any negotiations related to such acquisitions. Similarly, please tell us whether you currently have any agreements or commitments in place for capital expenditures that you expect to pay with proceeds from the offering.

Capitalization, page 33
17. Please revise to remove the captions relating to cash and cash equivalents and investments available for sale from your presentation of capitalization since those balances are not part of your capitalization.

Dilution, page 35
18. Please confirm to us that the tables will reflect the outstanding
Class B shares.
19. We note on page 36 that you have a number of outstanding options and warrants that are convertible into Class C common stock, Series F preferred stock and Series D preferred stock. Since all these classes of stock will be eliminated upon consummation of the IPO, please revise this section to reflect the number of underlying shares of Class A common stock upon conversion.

Managements Discussion and Analysis of Financial Condition and
Results of Operations, page 41

Overview
20. Please revise to disclose your financial and non-financial performance indicators that management uses to manage and assess the business and that would be material to investors. Refer to SEC
Release 33-8350.

Our Revenues, page 41
21. Please briefly describe current economic trends in the automotive and housing industries and how you believe they will impact your future results.
22. In the last paragraph of this section you state that international sales accounted for 7.6% of your revenues in 2006 and
9.3% of your revenues during the three months ended March 31, 2007.
Please provide us with a list of countries in which you generate your revenue.

Liquidity and Capital Resources, page 58
23. We note the discussion of your growth strategy in the Business section. Please revise here to discuss the estimated costs of this intended growth and how you intend to finance these long-term needs.
24. Please revise your disclosure to note whether you have any lines of credit currently available to you.

Business, page 63
25. Please revise this section to include a listing of all of your websites.

vBulletin, page 71

26. We note that you acquired Jelsoft Enterprises Limited, the developer of vBulletin, in June 2007 making you the largest licensor of proprietary community bulletin board software. You disclose on page 71 that the licensee pays an upfront fee for a perpetual license of vBulletin and twelve months of customer service. Please tell us your revenue recognition policy for this licensing and service revenue and reference the accounting literature that you are relying upon.
Our Competition, page 72
27. Please revise to disclose your competitive position and your principal methods of competition (e.g., price, service, or product quality). This disclosure should include a discussion on both the positive and negative factors pertaining to your competitive position to the extent that they exist. Refer to Item 101(c)(x) of Regulation
S-K.

The Process of Setting..., page 82
28. We note your reference to "companies within our competitive space." Please disclose these companies and how they are selected.

Short-Term Compensation, page 84
29. Please disclose the cash bonus target percentage of base salary for each named executive officer.

Long-Term Compensation, page 85
30. We note your disclosure in the fourth paragraph that the exercise price of option grants generally equals fair market value. With respect to the 2007 option grants, please disclose if exercise price was fair market value.

Alexander Emil Hansen, page 91
31. You state that you entered into an employment agreement with Mr.
Hansen on July 16, 2007. You also state that you expect to enter into an agreement with Tatum, LLC, whereby you pay Tatum, LLC a monthly fee equal to 20% of Mr. Hansen`s monthly base salary for the first sixteen months of his employment. Please briefly disclose the business of Tatum, LLC, how its "resources" benefit you, whether Mr.
Hansen controls Tatum, LLC and whether Mr. Hansen will benefit from payments you make to Tatum, LLC.

Certain Relationships and Related Party Transactions, page 102
32. We note on page 91 that you state that you expect to enter into an agreement with Tatum, LLC, whereby you will pay Tatum, LLC a monthly fee equal to 20% of Mr. Hansen`s monthly base salary for the first sixteen months of his employment. Please revise this section to note this fact.

Principal and Selling Shareholders, page 105

33. Please revise footnote 3 to disclose the natural person(s) that controls the voting and dispositive power over the shares held by Idealab.

34. Please advise us as to all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
35. If applicable, please provide an analysis of why the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:
* how long the selling shareholders have held the securities;
* the circumstances under which the selling shareholders received the securities;
* the selling shareholders` relationship to the issuer;
* the amount of securities involved;
* whether the sellers are in the business of underwriting securities;
and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

 Requirements for Advance Notification of Stockholder Nominations and
Proposals, page 112
36. You state that your amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Please revise this section to briefly describe these advance notice procedures.

Lock-up Agreements, page 114
37. You state that substantially all of your other stockholders have agreed with us that they will not sell or otherwise transfer any shares of your common stock or your other securities for a period of
180 days after the date of this prospectus. Please quantify the amount of your shares not subject to lock-ups.

Underwriting, page 119
38. Please disclose which of the managing underwriters have performed services for you and briefly describe the type of services.

Changes in Independent Registered Public Accounting Firm, page 125
39. Please revise your disclosure to state whether you have authorized your former accountant to respond fully to the inquiries of BDO Seidman LLP concerning the subject matter of your change in revenue recognition practices.

Consolidated Statements of Operations, page F-5
40. Please revise your filing to present pro forma EPS for the latest year and interim period giving effect to the conversion of all of the outstanding shares of your Series A, Series B, Series C, Series D, and Series E preferred stock into shares of your Class A common stock.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9
41. You disclose that you recognize revenue ratably over the contracted time period for graphical advertisements delivered on a CPM basis. You also disclose that a reserve is calculated to accrue for the under-delivery of guaranteed minimum impressions and credits.
Please clarify what is meant by the term "ratably." Additionally, please provide us with more details regarding the reserve that is accrued. Tell us what happens if the guaranteed minimum impressions have not been delivered by the end of the contractual period and how often this occurs.

42. You disclose that you record new car and auto-financing brokerage revenue on a net basis in accordance with EITF 99-19. We also note that prior to 2004 you presented this revenue primarily on a gross basis and it appears that you wrote into the Division of Chief Accountants office and it was concluded that gross reporting was appropriate. In this regard, please provide us with the following:

* Accounting basis for changing your recognition policy related to this revenue including whether or not the way you conduct your business changed or if new information became available to you

* A detailed analysis of this revenue stream under EITF 99-19
43. You disclose on page 42 that you offer classified used-car listings for dealers and consumers for tiered fees on a monthly or "list until you sell" basis. If payment is made up-front for the listings offered on a "list until you sell" basis, tell us how you determine when to recognize the revenue.
44. You disclose on page 43 that flat-fee advertisers generally are not provided refunds for mid-term cancellations. Please tell us your refund policy and how you considered refunds when determining your revenue recognition policy. Please also tell us the amounts of revenue that were refunded during the years presented.

Stock-Based Compensation and Stock-Based Charges, page F-15
45. You disclose that options exercised with a note receivable in 2003 continue to be accounted for under APB 25. You also disclose that effective January 1, 2006 you adopted the provisions of SFAS 123(R) using the modified prospective approach. Furthermore, on page
F-35 you disclose that you will be accounting for the 9,814,000 exercised options underlying these notes receivables as of December
31, 2006 under variable accounting with future adjustments to additional paid-in capital for changes in the fair value of the underlying common stock until the notes are settled or modified. Please reconcile these three statements and explain to us in detail the effect that the adoption of SFAS 123(R) had on your accounting treatment for these awards.

Note 4 - Acquisitions, page F-19
46. You disclose that for each significant acquisition, an independent valuation appraiser valued the identifiable assets at the time of acquisition; please confirm to us if any independent valuation appraisers were used in determining the values of the identifiable assets of the acquisitions included in these financial statements. If so, please name the independent valuation appraisers that you have referenced and include written consents from the appraisers that expressly consent to the inclusion of information regarding their appraisals. Please refer to Section 436 of Regulation C.
47. You disclose that you completed seven acquisitions in 2006, seven acquisitions in 2005, and two related acquisitions in 2004. Furthermore, on page F-50 you disclose that you completed nineteen acquisitions in the three months ended March 31, 2007, and on page F-
54 you completed twelve acquisitions subsequent to March 31, 2007, primarily consisting of community websites. We also note on page II-
2 in Item 15 you refer to some of these acquisitions as asset acquisitions. Please tell us how you determined that these acquisitions constituted businesses especially since it does not appear that you purchased equity interests in most of the acquisitions, but rather a set of assets, primarily made up of websites only. Please provide us with your detailed analysis of these acquisitions under EITF 98-3.

Note 10 -Accounting for Stock-Based Compensation, page F-27
48. Please provide the estimated IPO price or range when available.
Also, please provide us a chronological summary of your issuances of preferred stock, common stock, and grants of stock options during 2006 and through the date of your response. With respect to each issuance, indicate the number of shares or options issued, the purchase price per share or exercise price per option, any restrictions or vesting terms, the fair value of your common stock on the date of issuance, and the related amount of compensation recognized in your financial statements. Reconcile for us the fair value assigned to your common stock to your estimated offering price per share and provide us with details of the significant factors contributing to the differences.

Note 11 - Capitalization, page F-30
49. You disclose that in the event of any liquidation, dissolution, or winding up of your company, including a change of control, the holders of Series A, B, C, D, E, and F Preferred Stock are entitled to receive $0.01, $0.77, $2.33, $15.76, $44.90, and $4.03 per share,
respectively, plus declared but unpaid dividends on each share. In this regard, it appears that these preferred securities are redeemable upon the occurrence of an event that is not solely within your control. Please revise your filing to move the preferred stock out of permanent equity in accordance with Topic D-98 and ASR 268 or tell us why you believe that permanent equity classification is appropriate.

Note 12 - Stock Options and Warrants, page F-35
50. You disclose that you determine the fair value of your common stock for purposes of new option grants and the cost of options subject to variable accounting with the assistance of an independent valuation expert on an annual basis. Please revise your filing to name the independent valuation expert that you have referenced and include a written consent from the expert that expressly consents to the inclusion of information regarding its appraisals. Please refer to Section 436 of Regulation C.

51. You disclose that as part of your acquisition of a minority interest in CD1Financial.com LLC you issued a fully-vested, non-forfeitable warrant for 2,085,970 shares of Class A common stock at an exercise price of $0.01.  You also state that the warrant resulted
in an increase in goodwill and APIC of approximately $29.6
million,
its deemed fair value for accounting purposes. Please clarify how the warrant`s "deemed fair value" differed from its "fair value." Also, please explain to us why the accelerated vesting of the warrant resulted in goodwill and was not considered an inducement to terminate the master agreement which is disclosed on page F-18 of your S-1 filed May 16, 2000.
52. Additionally on page F-18 of your S-1 filed May 16, 2000 you disclosed that you terminated the master agreement in exchange for approximately $30.9 million in cash and that this amount is included in the purchase price of the minority interest and accounted for as
goodwill. Please tell us the accounting guidance that you relied upon to determine the appropriate accounting treatment. Also, please tell us if the master agreement had a termination provision and the
amount of the provision, if applicable.
53. You disclose that in 2001, your Board of Directors authorized the
cancellation and re-issuance of the performance warrants and
158,629
of the previously granted warrants for Series D Preferred Stock with comparable warrants for Series F Preferred Stock at an exercise price of $4.03 a share, representing the board and management`s evaluation of the fair value of the Company`s Series F Preferred Stock. In substance, it appears that you exchanged the previously issued warrants to purchase Series D Preferred Stock at an exercise price of
$15.76 a share for an equal number of warrants to purchase Series
F
Preferred Stock at an exercise price of $4.03 a share. Please tell us how you accounted for this exchange and cite the relevant accounting guidance that you relied upon. Please tell us the fair value of the new warrants at the time of the exchange and the fair value of the old warrants just prior to the exchange.

Note 16 - Segment Reporting, page F-40
54. You disclose that you have two identifiable segments: consumer internet and licensing. However, we note on page 3 of your filing that you operate websites and provide services in three categories:
automotive, travel and leisure, and home and home improvement; additionally, you operate two different kinds of websites in each of these categories: E-commerce/classifieds and enthusiast communities which earn revenues in different ways. Please tell us how many operating segments you have and how you determined that you only have two reporting segments. Please see SFAS 131 for reference.

Item 15.  Recent Sales of Unregistered Securities, page II-2
55. On page F-41, you state that you granted 1,259,467 and 14,000 options under the 1998 and 2000 Stock Plans subsequent to your December 31, 2006 fiscal year-end. Please revise this section to include these grants.
56. Please revise to note the value of the assets that were provided for your securities.
57. Please provide us with a detailed analysis of your reliance on the exemption provided by Rule 701 in issuing the shares of restricted common stock and stock options. In particular, please note how you met the requirements of Rule 701(d) and 701(e). Exhibits
58. Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jessica Barberich, Accountant, at (202) 551-3782 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

      Sincerely,



      Michael McTiernan
      Special Counsel

cc:	Robert B. Knauss, Esq. (via facsimile)


B. Lynn Walsh
Internet Brands, Inc.
August 17, 2007
Page 1